                                                                               .
                                                                               .
                                                                               .
                                                                    Exhibit 99.1

(CHARTERED SEMICONDUCTOR     CHARTERED SEMICONDUCTOR      1450 McCandless Drive           60 Woodlands Industrial Park D
MANUFACTURING LOGO)          MANUFACTURING LTD.           Milpitas, California 95035      Street Two
                                                          Tel: 408/941.1100               Singapore 738406
                             www.charteredsemi.com        Fax: 408/941.1101               Tel: (65) 6362.2838
                                                                                          Fax: (65) 6362.2938

N E W S   R E L E A S E
--------------------------------------------------------------------------------

INVESTOR CONTACTS:

Suresh Kumar                           Clarence Fu
(1) 408.941.1110                       (65) 6360.4060
sureshk@charteredsemi.com              cfu@charteredsemi.com


MEDIA CONTACTS:
Chartered U.S.:                        Chartered Singapore:
Tiffany Sparks                         Maggie Tan
(1) 408.941.1185                       (65) 6360.4705
tiffanys@charteredsemi.com             tanmaggie@charteredsemi.com


                    CHARTERED IMPROVES SECOND QUARTER OUTLOOK

          New Guidance Reflects Improvement in Revenues and Bottom Line


SINGAPORE - June 3, 2003 - Today, in its scheduled mid-quarter update, Chartered Semiconductor Manufacturing (Nasdaq: CHRT and SGX-ST: CHARTERED) indicated that it expects higher revenues and an improved net loss, compared to its original guidance, which was provided on April 17, 2003.

"Mid-way through the quarter, customer and market activity continues to be essentially in line with our expectations. However, primarily as a result of stronger 0.13-micron shipments, we now expect that Chartered revenues will be up approximately 17 to 20% sequentially, compared to our original guidance of 'up 10% to 15%'. Primarily as a result of the expected higher revenues, we have also improved our guidance for second-quarter net loss," said George Thomas, vice president & CFO of Chartered.

"We are making progress this quarter in both leading-edge and mature technology shipments. Revenues, including our share of SMP, from our 0.13-micron offering are expected to be 4 to 5% of total revenues compared to 1% in the first quarter, and 0.18-micron and below revenues are expected to be almost double the level in the year-ago quarter, putting it in the 'high 30s' as a percent of total revenues. Primarily due to the strength in 0.13-micron shipments, we now expect this quarter's average selling price to be a couple of percentage points higher than our original projection. And we continue to see results from the actions we are taking to increase utilization in mature technology products. We now expect a sequential increase in mature technology wafer shipments of well over 20% this quarter," Thomas stated.

Based on its current assessment of market and customer trends, the Company's updated guidance for second quarter 2003 is as follows:

                                      -------------------------------------------------------
                                        1Q 2003                  2Q 2003 Guidance
                                      -------------------------------------------------------
                                                     April 17 Guidance      JUNE 3 GUIDANCE
                                       Actual          Midpoint/Range        MIDPOINT/RANGE
---------------------------------------------------------------------------------------------
Revenues*                              $103.8M        $117M, +/- $3M        $123M, +/- $2M
---------------------------------------------------------------------------------------------
Chartered's share of SMP revenues       $38.2M             $42M              $39M, +/- $1M
---------------------------------------------------------------------------------------------
Revenues including Chartered's
share of SMP                           $142.0M         $159M, +/- $4M       $162M, +/- $3M
---------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------
ASP*                                     $931          $880, +/- $20         $900, +/- $15
---------------------------------------------------------------------------------------------
ASP of Chartered's share of SMP
revenues                                $1,605            $1,395            $1,395, +/- $20
---------------------------------------------------------------------------------------------
ASP including SMP                       $1,049         $975, +/- $25         $985, +/- $20
---------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------
Net loss*#                             $(75.7)M      $(102)M, +/- $5M      $(97.5)M, +/- $4M
---------------------------------------------------------------------------------------------
Total unusual items (gain)/loss        $(24.3)M          $(2.5)M                 $(2.5)M
---------------------------------------------------------------------------------------------
   - Conclusion of EVA bonus plan      $(28.7)M              -                      -
---------------------------------------------------------------------------------------------
   - Fab 1 restructuring charge         $4.4M             $5.5M                   $5.5M
---------------------------------------------------------------------------------------------
   - Intellectual property
     licensing & gain on equipment
     disposition                          -              $(8.0)M                  $(8.0)M
---------------------------------------------------------------------------------------------
Loss per ADS                            $(0.30)      $(0.41), +/- $0.02    $(0.39), +/- $0.02
---------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------
Net loss without unusual items#        $(100.0)M     $(104.5)M, +/- $5M    $(100.0)M, +/- $4M
------------------------------------- -------------------------------------------------------
* Determined in accordance with US GAAP
# Includes loss impact due to CSP accounting treatment ($10.7M in 1Q03 and approximately
  $23.0M in 2Q03)

---------------------------------------------------------------------------------------------
Utilization                               45%        53%, +/- 2% points    54%, +/- 2% points
---------------------------------------------------------------------------------------------

Chartered plans to release its second-quarter 2003 earnings on Friday, July 18, 2003, Singapore time, before the Singapore market opens.

Chartered's original guidance for second quarter 2003 was published in the Company's first-quarter 2003 earnings release which can be found at http://investor.charteredsemi.com/releases.cfm


ABOUT CHARTERED

Chartered Semiconductor Manufacturing, one of the world's top three dedicated semiconductor foundries, is forging a customized approach to outsourced semiconductor manufacturing by building lasting and collaborative partnerships with its customers. The Company provides flexible and cost-effective manufacturing solutions for customers, enabling the convergence of communications, computing and consumer markets. In Singapore, Chartered operates five fabrication facilities and has a sixth fab, which will be developed as a 300mm facility.

A company with both global presence and perspective, Chartered is traded on both the Nasdaq Stock Market (Nasdaq: CHRT) and on the Singapore Exchange (SGX-ST:
CHARTERED). Chartered's 3,500 employees are based at 11 locations around the world. Information about Chartered can be found at www.charteredsemi.com.


PRESENTATION OF INFORMATION IN THIS NEWS RELEASE

In order to provide investors additional information regarding the Company's financial results as determined in accordance with US GAAP, in this report Chartered also provides information on its total business base revenues and ASP, which include the Company's share of Silicon Manufacturing Partners. Silicon Manufacturing Partners (SMP or Fab 5) is a minority-owned joint-venture company and under US GAAP reporting, SMP revenues are not consolidated into Chartered's revenues. References to revenues or ASP including Chartered's share of SMP in this report are therefore not in accordance with US GAAP.


SAFE HARBOR STATEMENT UNDER THE PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This news release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to our outlook for second quarter 2003 including projected revenues and average selling prices including Chartered's share of SMP, continuation of customer and market activity, strength in the 0.13 micron shipments, improvements of the average selling prices, increase utilization in mature technology products and wafer shipments, net loss and loss per American Depositary Share reflect our current views with respect to future events and financial performance, and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are: changes in market outlook and trends, specifically in the foundry services and communications and computer segments; the growth rate of fabless companies and the outsourcing strategy of integrated device manufacturers; the rate of semiconductor market recovery; economic conditions in the United States as well as globally; customer demands; unforeseen delays or interruptions in our plans for our fabrication facilities; the performance level of and technology mix in our fabrication facilities; our progress on leading edge products; the successful implementation of our partnership, technology and supply alliances; competition and the outbreak of severe acute respiratory syndrome in various parts of the world. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned "Risk Factors" in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.